WOODSIDE

RECEIVED

2004 MAY 25 A 8:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

11 May 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

04030390

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- WA-255-P (Eskdale-2), lodged with the Australian Stock Exchange on 11 May 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

dw 5/25

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

1954 2004 Commitment to Growth

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 11 MAY 2004
2:00PM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-255-P
ESKDALE-2

Woodside Petroleum Ltd., a participant in the BHP Billiton operated WA-255-P Joint Venture, reports that the Eskdale-2 exploration well located in the Exmouth Sub-basin has drilled to 2,942 metres, the well's Total Depth with coring operations continuing.

Preliminary interpretation of wireline log data indicates a 24 metre gas column and 13 metre oil column in the well with no oil-water contact encountered. Analysis of data is continuing, to determine whether the discovery is commercial or not.

The Atwood Eagle semi-submersible drilling rig is drilling the well. The well location is approximately 2.3 kilometres southwest of Eskdale-1. Water depth at the location is approximately 824 metres.

All reported depths are referenced to the rig rotary table.

Equal joint venture participants in WA-255-P are BHP Billiton Petroleum (Australia) Pty. Ltd. and Woodside Energy Ltd.